Neurocarrus



LETTER ⌄

Dear investors,

This year was another milestone for Neurocarrus during our second year in an established laboratory in Monterey, CA. We anticipate future expansion to enable more science faster for pain medicine. Upcoming goals are to create local and regional networks of experts to assist in our drug development process. This will be combined with continued national and international outreach to inform the world about our focus on pain management.

We need your help!

Investors are invited to reach out anytime for information about our progress. Email us at info@neurocarrus.com and follow us at https//neurocarrus.com and follow Paul Blum and Neurocarrus on LinkedIn. The company will continue to send email updates via the Wefunder platform. It is our continuing goal to help grow our community interested in improving pain management and to provide new options

for people in pain.

Sincerely,

Paul Blum

Co-founder/CEO

Mark Blum

Director

Vicky Valverde Salas

Director

How did we do this year?



REPORT CARD

A+

☺ **The Good**

Made progress on all fronts: manufacturing, safety and efficacy.

Earned revenue from subcontracts around protein production technology.

Established more connections with expert consultants for drug development.

2025 At a Glance

January 1 to December 31



$2,314,747

Revenue



$1,418,770 +12X

Net Profit



$50,277 +81%

Short Term Debt



$0

Raised in 2025




$1,620,657

Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$2,314,747

$1,418,770



$0 $104,758

2024   2025

Net Margin: 61%   Gross Margin: 100%   Return on Assets: 86%   Earnings per Share: $1.60

Revenue per Employee: $771,582   Cash to Assets: 99%   Revenue to Receivables: ~   Debt Ratio: 9%

📄 Final_03._Independent_CPA_Review_Report_-_Neurocarrus_2024.pdf

📄 Neurocarrus_Inc_2025_GAAP_Financial_Report.pdf

We  Our 615 Investors

Thank You For Believing In Us

David Knight	Jonathan Herrera	Roderick Herron	Mitchell Roe	Chance Colbert	Alan H Weiner
Sara Giacalone	Dean Hawkey	Jasmin Husic	Randa K. Aladdin	Lisa Larcher	Chris Campbell
Scott Kuryak	Jeremy Hasbrouck	David Gillie	Dr. Johan Nowack	Andrew Coppola	James & Kelly Scott
Frank Palazzolo	Dean Dahlgren	Andrew C Laufer	Michael C DesCombaz	Troy Ochowicz	Jordan Frank
Massiel Lugo	Nathan Schweizer	Giuseppe Fedele	Venoodhar Reddy	William Bahl	Lance McNeill
Gregg Carlson	Marty Blackmon	Kalley Powell	Vijaya Kumar POTTI	Cody Heisinger	Andre Willey
Tyrone Malloy	Emmanuel Thomas	Mohammed W Rahman	Sam Hai	Anthony Axelrod	Harold Albaugh
Kim Leftwich	Edgar Benjamin Cabrera	Madhava Chirra	Boudewijn Berendsen	Steve Land	Dragos Nicolaescu
Roy G Farrell	Layton Diament	Jeremy Martinez	Nicholas Peterson	Eneko Amezaga De Diego	FRANCISCO ROA
Matt Avalon	John DeVore	Liza Schejtman-Bach	Nolan Hodges	Leonard Helbig	Lion Goodman
Carl Lumma	Ronald Cunningham	Marina Fontani Parrish	Lawrence Sherrick	Darynda Jones	Adam T Hallett
Tracy Propst	Sunil Patel	Jason Samfield	Lerone Jones	John Barry Bowen	David Michael Brown
Ace Irvinski	Todd Hendricks	Doug Price	Jesse Wheeler	Gary Avedovech	Justin Moua
Sarina Elliott	Bryian Tan	Howard Tracey	Erika Huerta-Garlington	Herman Venter	Gary Heady
Celeste T.	Alexandre Ognev	Nico Sheers	Joseph CHRISTY	Roland E Waters Jr	Ajay Khanna
Raynald Touchette	James Laviano	Gary Abra Sr.	Howard Stark	Keith Guerin	Michael Skrodzki
Aleta Vinas	Kurt Stahlfeld	Beth Hirschfeld	Senthil Subramanian	Shaunn Shaunnziee Wetzel	Jason Poage
Adam Banter	Jeffrey Ray	Fernando Pereira	Donald L MORTON	Loren Roseth	Lance m
William Pena	Tracey Raditz	Ayanna Walker	Will LeBaube	Stephen Maxwell	Eric J Westbrook
Jack Sargent	John Young	Joe Colburn	Brent Clark Lundell Jr.	James Parkhurst	Samuel P Urban
Ron Hixson	Karen Smiley Swedick	Carsten T Aretz	Cheryl Rarick	Noah Hebert	Paul Aho
Max West	Adam Stant	Atticus Li	Camille Roa	Neil Young	Ben Smith

Shawn Arnwine	Illya Nayshevsky	Brian Williams	Gene Hunt	Jeff Biggs	Greg Peterson
Michael Michael	David Thierman	M K	Timothy Stoneburner	Robert Son	Andy Long
Carric Payne	John Brooks Jr.	Rick Watson	Christie Davis Toth	Gregory Anderson Jr	Jesus Gamboa
Joseph Yant	Karl Pendergrass II	Stevin Kestner	Natalie A Plaza	Karen Ferguson	Brian Andrews
David A Burnie	Melody E Bates	Mark Smith	Mr H. Johnson	Stephen C. Simms	Grace Almeida
Martin Beard-Coles	Tyler Harris	Garrett Barnes	Suzanne Nielson	Enrique Teran	Kambiz Khosravi
Calvin Higgins, MD	Harold L Crow	Tan Nyman	Brian Throop	Stuart Dexter Hoff	Ping Zhang
Usman Mirza	David Sundmacher	Todd Eads	Bradley Mark Short	Matthew J Kristof	Orval G
Kate McLellan	Morris Gelman	Christopher Loren Jenks	Ronald Lieberman	Mondell G. Crosby	David Spitz
Okwudili C Amaechi	Michael Broudy	Girish Amin	Matthew Milner	Jeffrey Baker	William D. Tillmon
Larry E Proud	Carl Russo	Aaron Kirby Ricks	David Crain	John Danesi	James Oxley
Bruce D Armstrong, DVM	Nick Levett	Paul Camp	Nathan Stucky	Sanjeev Munjal	John Capece
Sean McDonald	David Jones	Lewis W Mc Call Jr.	Aaron Lineback	Keith Watson	Jeffrey Gross
Daniel Lane	Kevin Pacheco	Jeffery Thomas	Toni Butcher	Edward Carey	Gary Bell
Muhamad Faizul Ramli	Stephen William WALLS	Russ Krausser	Jason Katz	Rainer Filthaut	Jo Ann Zahra
Antony Sebastian	Srinivasan...	Pasala Ravichandran	Don Piha	David Ryan	Vicky Valverde Salas
William R Thornhill	Ross Walton Hathaway	Jed Karpinski	Paul Kapsar	Bernhard Köhler	Matthew Hanna
Deanna Allen	Shelby Thuruthumalil	Gregory Cabral	Efosa Amafidon	Justin Whitfield	Carl Whyte
Cassell Hudson	Pradeep Mady	Matt Bateman	Philipp Lirk	David Pecoraro	Shawn Eley
William Harner	Amy Stark	Philip Wilson	Marcus Roddy	W Kim Colich	Brian Stephensonn
Lucia Damerau	Dennis Diaz De La Cuesta	Debbie Pryse	Anthony Paumier	Bibhu Mahapatra	Mitchell L Hayes
Jennifer Sargent	Thomas Petti	Michael Moylan	Amy Fox	Elizabeth Nguyen	Dan Anyumba
Paolo Tini	Robin Cobb	Eddie Banderowicz	Thomas Bossenie	Adithya Mohan	Matthew Walsh
Christiane Dettinger	Greg McCormick	Stephanie Berk	George V. Hartmann	Lance Hand	Rashawn Curry
Kate Hoekstra	Ross Parmenter	Margot Schevill	Mark Blum	Angela Marie Elliott	Daniel Blum
Jon Blum	Mercedita Oducado	Gloria S	Bracha Stern	Ryan Blum	Sara E Collins
Palliankal Varghese...	Thomas Sitrin	Richard Philion	Eric Wells	Adam Fishback	Michael Shane Rosene
Dan Schoeffler	Diana Olteanu	Christopher Ward	Rachel Levy-Bencheton	Steve Taus	Kevin McAlpin
Kamaldeen R Saldin	Shawna Warren	Sherifa Zuhur	David TREIBITZ	Jim Rickards	Davender Bhardwaj
Jason Missakian	Tiki Nelson	Gian Ralph-Nakoinz	Rajneesh Mehra	Johnny Jenkins	Robert Rudzonis
Carol Davids	Alan Burnes	Stephen Yoskowitz	Leigh Anderson	Curt Bromm	Peter Chrustowski
Kyriacos Skevas	Takashi Tokudomi	James J LeKachman	Lance B. Williamson	Gerald Reichart	Brian Hess
Frederick Stevenson	Ronald Brathwaite	Michael Lee	Brian Johnson	David Drabkin	Nalini Sridharan
Gertrude Denk	Steven Frazier Child	Michael DeLaMater	Michael Assouline	Mohamed Almheiri	Sean Peters
Prashanth Srikanthan	Vikash Kumar	Bobby Silaphet	John Carruth	Jackie Alvarez	Midhat Qidwai
Pamela Madden	Michael Gately	Randy Carver	George West	Julian Sardinas	Jane E Roberts
Tom Roberts	Clark Rollins	Parth Chopra	Kalman Kaplan	Renee Schaeffer	Phil Turturici
Nick Perreault	Javier Olivera Whyte	Mark Chrzanowski	Niraj N. Rana	Art Wong	Donald Sturiale
Christoph Lymbersky	Randy Kohn	Dustin Kopp	Keith Nation	James Bailar	Daniel McMahon
Spencer Smith	Kenneth DePaul	John Davies	Aaron Acosta	Lori Madden	Salvatore Inzerillo
Emil Dezia	Holly Rice	Mauricio Rodrigues	Robert Resnick	Richard Campbell	Gary Bayliff
Alvin John Lewis	Gary Rollin Mitchell	Timothy Jones	Lakshminarayana...	Will Douglas	Michael Teske
Eddie Bell	Thomas Johnson	Dan Daniels	Eric Santucci	Glen P Register	Tara Geria
William Golden	Michael Golden	Deborah L. Greathouse	Himan Malek	Karin Coyne	Mira Kracke
Charles Mcdonald	John Baskey	Joseph Hanecak	James A. Dodge	William Corry	Richard Shanks
Michael Callahan	James Clark	Jack Mccullars	Tobias Joachim Hoeltge	Simcha Dewick	Mike Musso
Jimmy L Bass	Jens Kueker	Glenn E. Wallauz	William G Russell	Raymund Padilla	Kenneth Forsythe
Kiranmayi Komati	Al Petko	Krista Holland	Michael Swift	Timothy Cleary	Daniel Perreault
Joseph Brooking	Artward Howard	Hazem Nassar	Bryan Kevin O'Donnell	Michael Gerlach	Rob Miller
Tobias Steinlin	Nak Lebrun	Esther Liu	Blake Simmons	Gail Lam	Brenda Loeffler
Sam Hanley	Ismail Aboumandour	Bryan K O'Donnell	Eric Stapelberg	Yibin Guo	Steffan Trent Carr
rv llc	Daniel Lin	Rafael Guastavino Jr	Jennifer Mitchum	Michael Gaglione	Hugh Nguyen
Rebecca Turner	Doug Haupert	Jill Stansell	Darya Gorlova	Renatta Fairbanks	Epifanio Figueroa
John A Gauthier	Josh Colenda	Kathy Snow	Howard Bornstein	Robert Juba	James Byrd
Lloyd Artis	Peggy Campbell	M Jellad	Ted Travis	John David Woodside	Stephen Stanton
Timothy Setter	Alan Jay Schoenberg	Thomas N Jones	Merlyn HYERS	Pamela Smith	Mathew Thomas
Ashish Pandey	Jerry Yvens Valcourt	Robert Lewis	Anthony Picatto	Yakubu Abdul-Salam	Roy Adams
Amar Dave,MD	Daren Palmer	Pamala MEADOWS	Lamar Robinson	Wesley Charles Dunn	Sawyer Schmookler
Charles Reinwald	Claudia Eck	Rene Jorkiewitz	Marina Blum	Mark Olsen	Marina Donova
Mark Arturi	Steve Theodorou	Brant Campbell Thorpe	Tom Hicks	David Tate	Casandra Kennedy
Baccus Jaddah	Gary Parson	Jeff N Bulloch	Maksim Ruban	Steve Shill	Heidi Buhrman
Timothy Halvax	Scott Dickerhoof	Loren Pak	Venkatraman Swaminathan	Patricia Savage	Diane Kestner
Ted Lipman	Valerie Reece	Moshe Kaluszyner	Dennis Ray Thomas	Lincoln Jenkins	Edifice Asset Management
Neal Allen	Jonathan Hendrickson	Brendan Carr	Michelle Lamb	Christine Krumins	Trimell Heyward
Xuong T Nguyen	Vanessa Houck	Taylor Lamb	Morgan Lamb	Jay Patel	Terrance Brooms
Carl Green	Oscar Rodriguez	Jennifer Baker	Donald Parnell	Christopher Davidson	John Andrews

Thank You!

From the Neurocarrus Team



Paul Blum **in**

Co-founder/CEO

30+ years in cell engineering and microbiology, focused on protein drug development. Paul is full time CEO of Neurocarrus in Monterey, California. He is a serial inventor and was an endowed universit...



Derek Allen **in**

Research Scientist

Ph.D. focused on protein drug development with emphasis on protein synthesis and purification. Also specialized in bioassays and...



Jianguo Cheng, MD, Ph.D **in**

Board Member

Professor and Director, Cleveland Clinic; Past President, American Academy of Pain Medicine. Highly active in research and pain medicine...







Bruce McDonald, JD

Board Member

Partner in the intellectual property group at Smith, Gambrell & Russell, LLP; member of the District of Columbia Bar. Specialized in...



Mark Blum, JD

Board Member

Mark is an attorney licensed in California who practices law in California since 1986. For the past three years, he has continued his role...



Vicky Valverde Salas

Board Member

Vicky attended MIT majoring in Mathematics, Physics and Biology. He earned an M.D. from the U. Madison Wisconsin Medical School and traine...

Details

The Board of Directors

Director	Occupation	Joined
Jianguo Cheng	Pain Medicine @ Cleveland Clinic	2019
Mark Blum	Law @ Horan Lloyd	2023
Vicky Valverde Salas	Medicine @ Self	2023
Paul Blum	CEO @ Neurocarrus	2017
Bruce McDonald	Intellectual Property Law @ Smith, Gambrell & Russell, LLP	2023

Officers

Officer	Title	Joined
Paul Blum	CEO	2017

Voting Power ❓

Holder	Securities Held	Voting Power
Paul Blum	500,000 Common Stock	56.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2017	$250,000	Common Stock	Section 4(a)(2)
12/2017	$30,000	Common Stock	Section 4(a)(2)
01/2019	$6,637		Section 4(a)(2)
04/2019	$344,168		4(a)(6)
09/2023	$41,126		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Paul Blum ❓	09/01/2023	$41,126	$41,126 ❓	0.0%		Yes

Related Party Transactions

During the period ended December 31, 2017, the Company entered into an exclusive license agreement with a non-profit organization for the unlimited worldwide use of certain patent rights. The Company may also sublicense these rights. The Company issued the non-profit organization 64,935 shares of common stock in lieu of payment for the license fee of $30,000. The issuance of common stock represents 5% of the common stock issued and outstanding on a fully diluted basis as of the effective date of the agreement. The agreement includes an anti-dilution protection which requires the Company to issue additional shares of common stock as necessary to the non-profit organization to maintain the 5% ownership until an equity investment occurs that is (i) at least $5,000,000 and (ii) has a post-financing equity valuation of at least $5,000,000.

On a quarterly basis, the Company will pay the non-profit organization a royalty of 2% of net sales related to the licensed products as defined in the agreement unless the Company is required to pay royalties to a third party in order to use the licensed product. In this situation, the Company may reduce the royalty by 50% of the amount of the royalty paid to the third party, but in no event will be less than 1%. Effective in 2022, a minimum annual royalty payment of $1,000 will be paid until the first commercial sale occurs as defined in the agreement. The minimum annual royalty payment increases to $50,000 effective in the year following the first commercial sale. These payments will continue until the patent expires.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	887,581	Yes

Warrants:	0
Options:	411

Form C Risks:

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities. Positive results from pre-clinical studies should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials. Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

The Company may never receive future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company needs to raise substantial additional funding in order to continue operations and achieve milestones.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted. We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

If serious adverse events or unacceptable side effects are identified during the development of our product candidates, we may need to abandon or limit the development of some of our product candidates. If our product candidates are associated with undesirable side effects in preclinical or clinical trials or have characteristics that are unexpected, we may need to interrupt, delay, or abandon their development or limit development to more narrow uses or sub-populations in which the undesirable side effects are less prevalent, less severe, or more acceptable from a risk-benefit perspective. Testing in animals may not uncover all expected side effects or side effects in humans may be more severe. No assurance can be given that N-001 will not cause unwanted and potentially unacceptable side effects when tested in the clinic. Many

compounds developed in the biopharmaceutical industry that initially showed promise in early stage-testing have later been found to cause side effects that prevented further development of the compound. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Our technologies are in an early stage of development and are unproven. The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business. In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies of our product candidate. We have not yet obtained regulatory approvals for any of our pharmaceutical products. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control

or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❔ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created  for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Neurocarrus Inc

Delaware Corporation
Organized October 2017
3 employees
60 Via Buena Vista
Monterey CA 93940 https://neurocarrus.com/

Business Description

Refer to the Neurocarrus profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Neurocarrus is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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